September 3, 2013

Kieran Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Christina Fettig

Financial Analyst

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-190345 and 811-22538

Dear Ms. Fettig and Mr. Brown:

On behalf of Advisers Investment Trust (the “Registrant”), we hereby submit, via electronic filing, Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment is filed under the Securities Act of 1933 to include the auditor’s consent as an exhibit in Part C and to make other non-material changes.

By letter dated August 30, 2013, the Registrant requested that the registration statement be made effective on or before September 3, 2013, or the earliest practicable date thereafter. AIT has authorized me to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

THOMPSON HINE LLP	41 South High Street	www.ThompsonHine.com
ATTORNEYS AT LAW	Suite 1700	Phone 614.469.3200
	Columbus, Ohio 43215-6101	Fax 614.469.3361

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	(w/ attachment)

Dina Tantra